September 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Isle of Capri Casinos, Inc.
And the guarantor co-registrants listed in Schedule A hereto
Amendment No. 1 to Registration Statement on Form S-4
Filed September 25, 2012 (File No. 333-183783)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Isle of Capri Casinos, Inc. and its guarantor co-registrants listed in Schedule A hereto (collectively, the “Company”) hereby request that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Eastern Time, on October 3, 2012, or as soon as practical thereafter.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at (314) 813-9313, Paul W. Theiss at Mayer Brown LLP at (312) 701-7359 or Philip J. Niehoff at Mayer Brown LLP at (312) 701-7843.

Thank you for your attention to this matter.

*  *  *  *  *  *  *

Very truly yours,

Isle of Capri Casinos, Inc.

		By:	/s/ Edmund L. Quatmann, Jr.
		Name:	Edmund L. Quatmann, Jr.
		Title:	Chief Legal Officer and Secretary

Black Hawk Holdings, L.L.C.
CCSC/Blackhawk, Inc.
IC Holdings Colorado, Inc.
IOC Black Hawk County, Inc.
IOC-Black Hawk Distribution Company, LLC
IOC-Boonville, Inc.
IOC-Cape Girardeau LLC
IOC-Caruthersville, L.L.C.
IOC Davenport, Inc.
IOC Holdings, L.L.C.
IOC-Kansas City, Inc.
IOC-Lula, Inc.
IOC-Natchez, Inc.
IOC Services, LLC
IOC-Vicksburg, Inc.
IOC-Vicksburg, L.L.C.
Isle of Capri Bettendorf Marina Corporation
Isle of Capri Bettendorf, L.C.
Isle of Capri Black Hawk Capital Corp.
Isle of Capri Black Hawk, L.L.C.
Isle of Capri Marquette, Inc.
PPI, Inc.
Rainbow Casino-Vicksburg Partnership, L.P.
Riverboat Corporation of Mississippi
Riverboat Services, Inc.
St. Charles Gaming Company, Inc.

		By:	/s/ Edmund L. Quatmann, Jr.
		Name:	Edmund L. Quatmann, Jr.
		Title:	Chief Legal Officer and Secretary of each of the foregoing entities

cc:	Paul W. Theiss
Philip J. Niehoff

Schedule A

Black Hawk Holdings, L.L.C.
CCSC/Blackhawk, Inc.
IC Holdings Colorado, Inc.
IOC Black Hawk County, Inc.
IOC-Black Hawk Distribution Company, LLC
IOC-Boonville, Inc.
IOC-Cape Girardeau LLC
IOC-Caruthersville, L.L.C.
IOC Davenport, Inc.
IOC Holdings, L.L.C.
IOC-Kansas City, Inc.
IOC-Lula, Inc.
IOC-Natchez, Inc.
IOC Services, LLC
IOC-Vicksburg, Inc.
IOC-Vicksburg, L.L.C.
Isle of Capri Bettendorf Marina Corporation
Isle of Capri Bettendorf, L.C.
Isle of Capri Black Hawk Capital Corp.
Isle of Capri Black Hawk, L.L.C.
Isle of Capri Marquette, Inc.
PPI, Inc.
Rainbow Casino-Vicksburg Partnership, L.P.
Riverboat Corporation of Mississippi
Riverboat Services, Inc.
St. Charles Gaming Company, Inc.